Exhibit 99.1

Hollysys’ Board of Directors Received a Notice From Hollysys Committee on Trust Interests

Beijing, China – March 15, 2021 – The Board of Directors (the “Board”) of Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) refers to the announcement made by the Company on February 1, 2021 whereby the Board confirmed receipt of a revised unsolicited consortium proposal to acquire all the outstanding shares of Hollysys made by Shao Baiqing (“Mr. Shao”), Ace Lead Profits Limited (“Ace Lead”) and CPE Funds Management Limited (the “Revised Proposal”). The Revised Proposal was exhibited to the Schedule 13D (Amendment No.2) dated January 29, 2021 filed jointly by Mr. Shao and Ace Lead (the “Amended Schedule 13D”). It was stated in the Amended Schedule 13D that Ace Lead is wholly owned and controlled by Mr. Shao and Mr. Shao may be deemed to be a beneficial owner of the shares of the Company held by Ace Lead.

The Board has received notice from Hollysys Committee on Trust Interests (和利時信託權益委員會) (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 (the “Legal Action”). The Board was notified that the Committee was established in 2009 for the supervision of certain shares issued by the Company held on trust by two vehicle companies for some eligible employees of the Company’s subsidiaries in China. It is claimed in the Legal Action that the entire issued shares of Ace Lead are held by Mr. Shao on trust for Dr. Changli Wang (“Dr. Wang”) and that the entire lot of 4,144,223 shares of the Company held by Ace Lead is held on trust for certain eligible employees of the Company’s subsidiaries in China. Dr. Wang was the CEO and director of the Company until he retired in 2013.

As there is a legal dispute in respect of the beneficial ownership of the Company’s shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao, the Company will make the necessary enquiries. Pending resolution of the Legal Action, certain part of the information mentioned the Revised Proposal and the Amended Schedule 13D is yet to be ascertained. The Board considers that the information in this announcement is price-sensitive. Investors and shareholders of the Company should consider the Revised Proposal with caution.

The Company shall make further announcement as and when it receives further material information which should be disclosed in the interest of the investors and shareholders of the Company.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com